Exhibit 21.2

Subsidiaries of MGM Growth Properties Operating Partnership LP

Listed below are the majority-owned subsidiaries of MGM Growth Properties Operating Partnership LP as of December 31, 2019.

Subsidiary	Jurisdiction of Incorporation
MGP Finance Co-Issuer Inc.	Delaware
MGP Lessor Holdings, LLC	Delaware
MGP Lessor, LLC	Delaware
MGP Yonkers Realty Sub, LLC	New York
YRL Associates L.P.	New York